AMMOSQUARED, INC.
FINANCIAL STATEMENTS
(UNAUDITED)

and

INDEPENDENT ACCOUNTANTS'
REVIEW REPORT

From Inception to September 30, 2019

TABLE OF CONTENTS

Page

David Allen, CPA
Ben Hartley, CPA
Connie Murphy, CPA
Jason Sali, CPA

IDAHO
TAX & ACCOUNTING

9839 W Cable Car Street, Suite 121, Boise, Idaho 83709
Office 208-350-6482   Fax 208-545-1142

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
Ammosquared, Inc
Nampa, Idaho

We have reviewed the accompanying interim financial statements of Ammosquared, Inc (a Delaware Corporation), which comprise the balance sheet as of September 30, 2019, and the related statements of income, changes in stockholders' equity, and cash flows for the period from inception (July 2, 2019) to September 30, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying interim financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7, the Company has suffered a loss from operations, and has a net capital deficiency for the period covered in these financial statements. Management's evaluation of these events and management's plans regarding these matters are also described in Note 7. The financial statements do not include any adjustments that should be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to this matter.

Idaho Tax & Accounting

Boise, Idaho
November 8, 2019

Idaho Tax & Accounting   9839 W Cable Car St, Ste 121, Boise, ID 83709   (208) 350-6482
www.itacpa.com

AMMOSQUARED, INC
BALANCE SHEET
SEPTEMBER 30, 2019

ASSETS

CURRENT ASSETS:

Cash	$	13,988
Inventory		45,953
Stockholder receivable		38
Total current assets		59,979

OTHER ASSETS:

Goodwill	120,000
Less accumulated amortization of goodwill	(2,000)
Security deposit	2,525
Total other assets	120,525

TOTAL	$	180,504

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Accounts payable	$	3,220
Credit cards payable		14,939
Customer deposits		157,940
Note payable - American Express		14,700
Accrued interest and loan fee payable		1,745
Total current liabilities		192,544

STOCKHOLDERS' EQUITY:

Common stock, $.0001 par value, 10,000,000 shares authorized; 3,250,000 issued and outstanding	325
Accumulated deficit	(12,365)
Total stockholder's equity	(12,040)

TOTAL	$	180,504

See independent accountants' review report and notes to financial statements.

AMMOSQUARED, INC
STATEMENT OF INCOME
FOR THE PERIOD ENDED SEPTEMBER 30, 2019

REVENUE	$	61,265
DIRECT COSTS		
Product costs		41,522
Shipping costs		9,755
Total direct costs		51,277
GROSS PROFIT		9,988
GENERAL AND ADMINISTRATIVE EXPENSES:		
Rent		3,194
Management fee		2,500
Legal and professional fees		2,489
Office		2,377
Amortization		2,000
Merchant processing fees		1,997
Supplies		1,796
Dues and subscriptions		1,534
Advertising		1,270
Utilities and telephone		846
Bank fees		450
Insurance		404
Education and seminars		285
Hosting		207
Total general and administrative expenses		21,349
LOSS FROM OPERATIONS		(11,361)
OTHER INCOME (EXPENSE)		
Interest expense		(1,004)
Total other income (expense)		(1,004)
NET LOSS	$	(12,365)

See independent accountants' review report and notes to financial statements.   4

AMMOSQUARED, INC
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD ENDED SEPTEMBER 30, 2019

	Common Stock	Accumulated Deficit	Total Stockholders' Equity
BALANCE AT JULY 2, 2019 (INCEPTION)	$ -	$ -	$ -
COMMON STOCK ISSUANCE	-	325	325
NET LOSS	(12,365)	-	(12,365)
BALANCE AT END OF PERIOD	$ (12,365)	$ 325	$ (12,040)

AMMOSQUARED, INC
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED SEPTEMBER 30, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:

Cash received from customers	$ 81,412
Cash paid to suppliers and employees	(62,670)
Interest paid	(1,441)
Net cash provided by operating activities	17,301

CASH FLOWS FROM FINANCING ACTIVITIES:

Payments on note payable	(3,600)
Proceeds from issuance of stock	287
Net cash used in financing activities	(3,313)

NET INCREASE IN CASH	13,988
CASH AT BEGINNING OF PERIOD	-
CASH AT END OF PERIOD	$ 13,988

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$ (12,365)
Adjustments to reconcile net loss to net cash	
provided by operating activities:	
Amortization of goodwill	2,000
Supplies	1,335
Change in assets and liabilities, net of effects from	
non-cash investing and financing activities:	
(Increase) decrease in assets:	
Inventory	24,759
Costs and estimated earnings on contracts in	
progress in excess of related billings	
Increase (decrease) in liabilities:	
Accounts payable	(19,434)
Credit cards payable	1,296
Customer deposits	20,147
Accrued interest and loan fee payable	(437)
Net cash provided by operating activities	$ 17,301

SUPPLEMENTAL SCHEDULE OF NON-CASH ACTIVITIES:

To record purchase of AmmoSquared, LLC, and related
assumption of assets and liabilities.

Cash	5,542	
Inventory	70,712	
Supplies	1,335	
Security deposit	2,525	
Goodwill	120,000	
Accounts payable		28,196
Credit cards payable		13,643
American Express loan payable		20,482
Customer deposits		137,793

To record issuance of stock through related party receivable.

Stockholder receivable	38	
Common Stock		38

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

This summary of significant accounting policies of Ammosquared, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Organization

The Company was incorporated in Delaware on July 2, 2019 by Dan and Danielle Morton, the majority owners. During July, the Company also issued shares to two minority shareholders. The Company's primary line of business is sales of ammunition through an ammunition subscription service and sales of accessories. The Company currently offers ammunition in over 76 different calibers in 188 variations.

The Company purchased the assets and assumed liabilities of Ammosquared, LLC, which had been in operation since September 2015, and assumed the business operations that had been developed under Ammosquared, LLC. Ammosquared, LLC is owned by Dan and Danielle Morton, the majority shareholders, through a separate S Corporation. Effective July 31, 2019, the purchase date, Ammosquared, LLC transferred all business activities, and will report their final year of operations for 2019. The purchased assets include a customer list with over 4,500 customers, approximately 1,000 monthly recurring ammunition subscriptions, strategic relationships with suppliers, a functioning website, Trademarks and Domain Names for the business, and business practices and procedures developed over three years of operations under Ammosquared, LLC.

Basis of Accounting

The Company uses the accrual method of accounting for financial reporting and income tax purposes.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

Cash and Cash Equivalents

The Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents. The carrying amount approximates fair value due to the relatively short period to maturity of these instruments. At times the balance in these accounts may exceed FDIC Limits, At September 30, 2019, there were no cash balances in excess of FDIC limits.

Inventories

Inventories are stated at the lower of cost (average cost) or market (net realizable value). The Company records impairment and obsolescence reserves against inventory balances as deemed necessary. No such reserve was deemed necessary at September 30, 2019.

Goodwill

On July 31, 2019, The Company purchased the assets, customer list, website and marketing items, inventories, and processes from Ammosquared, LLC. As part of the purchase, the Company took title to all assets and assumed multiple liabilities. The excess of the purchase price over the fair value of assets acquired and liabilities assumed has been classified as goodwill. As part of that purchase, the Company acquired Goodwill of $120,000. Management has adopted the accounting alternative offered to nonpublic entities for the subsequent measurement of goodwill. In accordance with this alternative, the Company amortizes goodwill over ten years on the straight-line basis and only evaluates goodwill for impairment at the entity level when a triggering event occurs. Amortization expense and accumulated amortization for the period ended September 30, 2019, was $2,000.

Equipment

The Company capitalizes expenditures for additions, repairs, and improvements in excess of $2,500 per item or invoice. Any expenditure under $2,500 is charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. The Company has not made any purchases large enough to be capitalized as of September 30, 2019.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

Customer Deposits

The customer deposits balance represents amounts received from customers to date on unfulfilled orders. Customers are billed a monthly subscription amount and accumulate a deposit balance until they redeem the balance and place an order. At that time the ammunition is shipped to the customer and the amount is removed from customer deposits and recorded as revenue. Customers can effectively store ammunition with the Company until they choose to redeem the balance. The customer balance does not expire and does not have any restrictions on how long customers may accumulate a deposit balance. The Company offers the option to fulfill orders at certain dollar amounts, quantity amounts, or customers may request fulfillment at any time. The balance consists of deposits from approximately 2,000 customers at September 30, 2019. The largest individual balance in customer deposits was $2,381 at September 30, 2019. Management does not believe it is appropriate to separate part of the sales price as a financing activity related to the deposit since the customer has discretion over when the product is shipped and the sale is completed.

Revenue Recognition

The Company recognizes revenue when all of the following has occurred:
- Persuasive evidence of an arrangement exists,
- Delivery has occurred or services have been rendered,
- The fee for the arrangement is fixed or determinable, and
- Collectability is reasonably assured.

Concentration Risks

The Company does not have any major customers that would be considered a concentration.

The Company primarily deals with six to eight suppliers to purchase inventory and would be able to use alternate suppliers if there was an issue with a current vendor. Management does not believe there is a significant risk due to concentration of product suppliers.

Advertising

The Company expenses all advertising costs when incurred.

Warranty Expense

The Company does not offer any warranty on product sales. Any issues would be directed to the manufacturer. Accordingly, there is no warranty liability accrual.

AMMOSQUARED, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2019

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

Shipping and handling costs

The Company considers all shipping and handling to be fulfillment activities and not a separate performance obligation. Shipping and handling costs are recorded as cost of sales.

Income Taxes

The Company uses a calendar year end for income tax reporting purposes and will be filing an initial Corporate tax return for the period ending December 31, 2019.

The Company accounts for income taxes under generally accepted accounting principles in the United States of America. As such, the Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and revenue recognition on the change in accounting method. Management has elected not to include a deferred tax asset for the small loss incurred on these financial statements as the result of the initial year tax return isn't known. Management does not believe this omission would have a material impact on these financial statements.

NOTE 2: NOTE PAYABLE

The note payable balance for the period ended September 30, 2019 consists of one loan from American Express Merchant Financing. The note was assumed as part of the asset purchase from Ammosquared, LLC and was originated in May 2019.   The loan requires payments of $98, which are automatically withdrawn each business day, and matures on May 29, 2020.   Interest is included at a rate of 11.90% and has been included as a loan fee on the origination. The note is personally guaranteed by Dan and Danielle Morton, the majority shareholders. The Company reported the amount for loan proceeds and the loan fee as accrued interest on the balance sheet and amortizes the amount of accrued interest each month. The entire balance is included as current portion of long-term debt. There are no other notes payable due in excess of one year.

NOTE 3: RELATED PARTY TRANSACTIONS

The Company purchased the assets from Ammosquared, LLC which is owned by an S Corporation that is owned completely by Dan and Danielle Morton, the majority shareholders of the Company. See Note 4 for additional information related to that transaction.

At September 30, 2019, the Company has a receivable for $38 from Stockholder Clay Knight. The receivable was repaid in full prior to the issuance of these financial statements.

NOTE 4: ASSET PURCHASE

On July 31, 2019, The Company purchased the assets, customer list, website and marketing items, inventories, and processes from Ammosquared, LLC and took over the existing business operations. Ammosquared, LLC is completely owned, through an S Corporation, by the Company's majority stockholders, Dan and Danielle Morton. As part of the purchase, the Company took title to all assets including trademarks and domain names for the business, recorded goodwill, and assumed debt obligations for customer deposits, two credit cards payable, and a loan from American Express. The following shows the breakout of the purchase:

Assets	Balance
Cash	5,542
Inventory	70,712
Prepaid Items	2,525
Supplies	1,335
Goodwill	120,000
Liabilities Assumed	
Accounts Payable	(28,196)
American Express Gold Card	(12,354)
Capital One Spark Card	(1,289)
American Express Merchant Loan	(20,482)
Customer Deposits	(137,793)

NOTE 5: COMMITMENTS

The Company assumed the existing lease of Ammosquared, LLC as part of the purchase. The Company leases approximately 1,850 square feet under a triple net lease. The current lease payment is $1,597 monthly with annual increases of 3% each July. The lease expires June 30, 2022. Future minimum lease payments for the remaining term are as follows:

For the Years ending December 31:

2019 (remainder)	$	4,791
2020		19,385
2021		19,832
2022		10,030
Total	$	54,038

NOTE 6: STOCK ISSUANCE

On July 3, 2019, the Company issued a total of 3,250,000 shares of common stock subject to a Restricted Stock Purchase Agreement. The agreement restricts stock under a vesting schedule and allows the company to repurchase the shares. After the first 12 months have passed, 1/4 of the shares will be vested with an additional 1/48 of the shares vesting each month until all restricted stock is released from the repurchase option. In the event of a change in control, the repurchase option shall lapse and 100% of the shares shall immediately become fully vested, provided the purchaser remains a service provider as of the time of the consummation of such change in control. The ownership percentages at September 30, 2019 are:

Dan Morton	38.46%
Danielle Morton	38.46%
Clay Knight	11.54%
Chris Corriveau	11.54%

The Company is authorized to issue 10,000,000 shares of $.0001 par value common stock. At September 30, 2019, 3,250,000 shares are issued and outstanding.

NOTE 7: GOING CONCERN AND MANAGEMENT'S PLAN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. Management has evaluated the performance for the interim period and the accumulated deficit of the Company at September 30, 2019. Management has also evaluated the cumulative losses from operations of Ammosquared LLC, which reported losses from inception in September 2015 through the sale on July 31, 2019, in the evaluation of going concern. In the evaluation of going concern, Management has concluded that additional inventory is needed to fulfill customer orders related to customer deposits currently on the books. Customer deposits exceed inventory on hand at September 30, 2019.

Management believes the Company will be able to continue for a period greater than 12 months and is pursuing the following plans to ensure the Company's future success.

Management plans to purchase ammunition in larger volumes and at lower cost in order to improve profit margins without increasing prices. The Company also plans to expand the offering of higher margin and lighter products such as magazines and firearm accessories that have a higher profit margin and lower cost to ship.

Management has started the process of seeking capital through an equity crowdfund to shore up inventory shortages and provide additional operating capital as they continue to expand and grow. In the event the Company is unable to secure funding through the crowdfunding option, there are multiple accredited investors that have shown interest regarding an investment in the Company. If the Company is unable to obtain funding, management believes they would still be able to continue operations by cutting expenses, but it would extend the time horizon to grow to a point of profitability under that model. Management plans to grow to a point of profitability over the next two to three years.

In the event the Company is not able to obtain sufficient additional capital, it could harm the business and impact the projected growth. This would likely impact the financial condition of the Company and the result of operations. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

NOTE 8: SUBSEQUENT EVENTS

Subsequent events have been evaluated through November 8, 2019, the date of financial statement issuance.